03038037

# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| **ABN AMRO Mortgage Corporation** | **0000943489** |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, November 10, 2003, Series 2003-12** | **333-101550** |

________________________________________

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
NOV 14 2003
THOMSON FINANCIAL

MAIL RECEIVED
NOV 12 2003
WASH. D.C.
187
PROCESSING SECTION

[TPW: NYLEGAL:187567.1] 18528-00052 11/10/03 02:12pm

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION

By: ______________________

Name: Maria Fregosi

Title: Vice President

Dated: November 10, 2003

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99 | Collateral Term Sheets | P* |

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

the final prospectus.

November 7, 2003

# Preliminary Structural and Collateral Term Sheet

## $291,900,000 (approximate) of Senior Certificates
## ABN AMRO Mortgage Corporation, Depositor
### Multi-Class Mortgage Pass-Through Certificates, Series 2003-12

### *Features of the Transaction*

- Offering consists of three tracks of senior certificates totaling $291,900,000 expected to be rated AAA by two of the three following rating agencies: Fitch, Moody's and S&P. The three tracks of senior certificates are expected to consist of:
  $55,835,000 of 5.0% coupons (Track 1-30 years)
  $201,373,000 of 5.5% coupons (Track 2-30 years)
  $34,204,000 of 8.0% coupons (Track 3-30 years)
- The overall expected amount of credit support for the senior certificates is expected to be approximately 2.70% +/- 0.05% in the form of subordination with a shifting interest structure and a five-year prepayment lockout.
- All collateral consists of conventional fixed-rate mortgage loans each set to mature within 30 years of the date of origination, secured by first liens on one- to four-family residential properties and originated or acquired by ABN AMRO Mortgage Corporation.
- The amount of senior certificates is approximate and may vary by up to 5%.

### *Time Table*

| | |
|---|---|
| **Expected Settlement:** | November 25, 2003 |
| **Cut-off Date:** | November 1, 2003 |
| **First Distribution Date:** | December 26, 2003 |
| **Distribution Date:** | 25th of each month or the NBD |

### *Key Terms*

**Issuer:** AMAC Series, 2003-12
**Underwriter:** Goldman, Sachs & Co.
**Seller/Servicer:** Washington Mutual Mortgage Securities Corp.
**Depositor:** ABN AMRO Mortgage Corporation
**Trustee:** US Bank National Association
**Type of Issuance:** Public
**Servicer Advancing:** Yes, subject to recoverability
**Compensating Interest:** Yes, for payoffs made on or after the 15th and through the last day of the month prior to the Distribution Date in the amount up to the sum of (i) the monthly servicing fee for such Distribution Date, (ii) investment income earned by the Servicer on payoffs to be paid on such Distribution Date, and (iii) interest payments on payoffs collected during the first to the 14th day of the month in which the Distribution Date occurs, subject to other applicable Compensating Interest rules. Compensating Interest is not paid on curtailments.
**Legal Investment:** The senior certificates are expected to be SMMEA eligible at settlement.
**Interest Accrual:** Prior calendar month
**Clean Up Call:** 5% of the Cut-off Date principal balance of the Loans
**ERISA Eligible:** Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel.
**Tax Treatment:** Multiple REMIC structure; senior certificates are regular interests.
**Structure:** Each track will have a senior/subordinate, shifting interest structure with a five-year prepayment lockout to junior certificates. The junior certificates will be cross-collateralized.
**Expected Subordination:** 2.70% +/- 0.05% for Tracks 1, 2 and 3.
**Expected Rating Agencies:** Two of the following three rating agencies: Fitch, Moody's and S&P.
**Minimum Denomination:** Senior certificates - $25,000
**Delivery:** Senior certificates – DTC

| *Collateral Description*[1] | 30 Yr Track 1 | 30 Yr Track 2 | 30 Yr Track 3 | Total All Tracks |
|---|---|---|---|---|
| **Total Outstanding Principal Balance:** | $60,476,000 | $216,223,000 | $36,726,000 | $313,425,000 |
| **Number of Mortgage Loans[2]:** | 219 | 549 | 447 | 626 |
| **Average Original Principal Balance of the Mortgage Loans:** | | | | $500,700 |
| **Weighted Average Annual Mortgage Interest Rate:** | 5.41% | 6.07% | 6.31% | 5.97% |
| **Expected Servicing Fees (including Master Servicing Fee):** | 0.28% | 0.28% | 0.28% | 0.28% |
| **Weighted Average Maturity (months):** | 358 | 359 | 359 | 359 |
| **Weighted Average Seasoning (months):** | 2 | 1 | 1 | 1 |
| **Weighted Average Original Loan-To-Value Ratio:** | 67% | 71% | 74% | 71% |
| **Owner Occupied:** | 97% | 92% | 91% | 93% |
| **Cashout Refinancing/Refinancing Total:** | 11%/45% | 14%/42% | 13%/34% | 14%/46% |
| **Full/Alternative Documentation:** | 100% | 100% | 100% | 100% |
| **Weighted Average FICO Score** | 736 | 739 | 737 | 738 |
| **California** | 48% | 50% | 50% | 50% |
| **Single Family Detached** | 78% | 69% | 69% | 71% |

1 The final collateral will be a subset of the mortgage loans used to determine the information under Collateral Description.
2 This represents the number of mortgage loans contributing all, or part, of their cash flow to the respective track. The number of mortgage loans is 626 and the total principal balance is $313,425,000.